Acergy S.A. Conference Call Notification
First Quarter 2010 Results

London, England – April 7, 2010 – Acergy S.A. (NASDAQ-GS: ACGY; Oslo Stock Exchange: ACY) will release its first quarter 2010 results on Wednesday April 14, 2010.

A conference call will be held to discuss the earnings and review business operations on Wednesday April 14, 2010 at 3:00pm UK Time.

Participating in the conference call will be:

•	Jean Cahuzac – Chief Executive Officer
•	Simon Crowe – Chief Financial Officer

From 12 noon UK time the following information will be available on the Acergy website: www.acergy-group.com

•	A copy of the first quarter 2010 results announcement
•	A copy of the presentation to be reviewed on the earnings call

Conference Call Information	Replay Facility Details
Lines will open 30 minutes prior to conference call.

Date:    Wednesday April 14, 2010
Time:    3.00pm UK Time

Conference Dial In Numbers:
UK                               :      0800 694 0257
USA                            :      1 866 966 9439
France                         :      0805 632 056
Norway                       :      8001 9414
Germany                     :      0800 101 4960

International Dial In  :     +44 (0) 1452 555 566

Passcode :  65527692

A replay facility will be available for the following period:

Date:     Wednesday April 14, 2010
Time:     4.30pm UK Time

Date:      Tuesday April 20, 2010
Time:      4.30pm UK Time

Conference Replay Dial In Number:

International Dial In :      +44 (0) 1452 550 000

Passcode :  65527692#

Alternatively a live audiocast and a playback facility will be available on the Company’s website:
www.acergy-group.com/public/InvestorsandPress

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Acergy S.A. is a seabed-to-surface engineering and construction contractor to the offshore oil and gas industry worldwide.  We provide integrated services, and we plan, design and deliver complex projects in harsh and challenging environments.
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Contact:
Karen Menzel
Acergy S.A.
+44 (0)20 8210 5568
karen.menzel@acergy-group.com
www.acergy-group.com

If you no longer wish to receive our press releases please contact: karen.menzel@acergy-group.com